Filed Pursuant to Rule 253(g)(2)
File No. 024-12347

Supplement No. 4 dated December 2, 2024 to the Offering Circular dated June 6, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 2 LLC, dated June 6, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Our price per share value as of December 2, 2024.

As of December 2, 2024, our price per share is $0.9600.

Value as of December 2, 2024
Net Asset Value (NAV)	$23,699,922.24
Total Outstanding Shares	24,687,419
Share Price	$0.9600

The fixed price of Class A Investor Shares was determined by calculating the Net Asset Value ("NAV") of the Company and dividing the NAV by the total number of outstanding shares. The NAV is calculated as the Net Present Value ("NPV") of the Estimated Net Operating Income ("Estimated NOI") of the Company. See "Price of Class A Investor Shares".